United States securities and exchange commission logo





                             March 16, 2021

       Eric Richman
       Chief Executive Officer
       Gain Therapeutics, Inc.
       4800 Hampden Lane, Suite 200
       Bethesda, MD 20814

                                                        Re: Gain Therapeutics,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-253303

       Dear Mr. Richman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exclusive Forum, page 117

   1. Please revise Article 13 of your Amended and Restated Certificate of Incorporation, and the similar provision
in your Amended and Restated By-Laws, to be consistent with your disclosure in this
section. In particular, we note your disclosure on page 117 that your amended charter will
provide that the exclusive forum provisions will not apply to suits brought to enforce any
liability or duty created by the Exchange Act, or to any claim for which the federal
courts have exclusive jurisdiction. Alternately, please provide reasonable assurance
that you will make future investors aware of the provision   s limited
                                                        applicability by
including such disclosure in your future Exchange Act reports.
 Eric Richman
Gain Therapeutics, Inc.
March 16, 2021
Page 2

       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameEric Richman
                                                        Division of Corporation
Finance
Comapany NameGain Therapeutics, Inc.
                                                        Office of Life Sciences
March 16, 2021 Page 2
cc:       Andrea Nicolas, Esq.
FirstName LastName